                                 OppenheimerFunds, Inc.
                               Two World Financial Center
                             225 Liberty Street, 11th Floor
                                New York, NY 10281-1008

                                                      July 26, 2007

Via EDGAR

Mr. Larry L. Greene
Senior Counsel
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

Re:      OFI Tremont Market Neutral Hedge Fund
         Registration Statement on Form N-2
         1933 Act File No. 333-111257; 1940 Act File No. 811-21109

Dear Mr. Greene:

     This  letter is in  response  to your  telephone  comments on July 18, 2007 regarding  the  annual  update to the  Registration  Statement  on Form N-2 (the
"Registration Statement") of OFI Tremont Market Neutral Hedge Fund (the "Fund").
A preliminary version of the update to the Registration Statement was filed with the  Commission on May 24, 2007.  The  definitive  version of that  Registration
Statement will be filed shortly (the "Definitive Registration  Statement"),  and we will  request  that it be  declared  effective  on July  27,  2007.  For your convenience,  we  have  included  your  comments  in  italics,  followed  by our response.  The  captions  used  below  correspond  to the  captions  used in the
Registration Statement, and defined terms have the meanings defined therein.

Prospectus Comments

     1. In the fee table, where the answer is shown as "none," the line item can be omitted, if desired.

     We appreciate  receiving this comment and have given it full consideration.
However,  we think it can be useful to the  reader to be  advised  when  certain types of Fund  expenses  have no  charge,  such as a sales  charge or a dividend reinvestment fee.

     2. The  sub-caption  "Can an  Underlying  Fund  Manager  for Fund Assets be
Replaced?" under the heading "The Fund and its  Investments,"  should be revised to make it clearer  to the reader  what  types of  management  replacements  the paragraph refers to.

     In  response to this  comment,  this  paragraph  will be broken up into two paragraphs  in the  Definitive  Registration  Statement,  which will clarify the distinction  between the  replacement of Underlying Fund Managers of Fund Assets and the replacement of Underlying Fund Managers of Segregated Accounts.

     3.  In the  paragraph  sub-captioned  "Patriot  Act  Anti-Money  Laundering
Requirements"  under the  caption  "About  Your  Account  - How to Buy  Shares -
Investor  Qualifications,"  state  that  the Fund has  appointed  an  anti-money laundering officer.

     We will add this information to the Definitive  Registration  Statement, as requested.

SAI Comments

     4. In the paragraph  captioned  "Compensation  of the  Portfolio  Manager,"
include  the  measurement  period  and the  benchmark  used in  determining  the portfolio manager's annual discretionary bonus.

     This  disclosure  will be revised to indicate  that one of several  factors considered  in  determining  the  discretionary  bonus of the  Fund's  portfolio manager  is the  pre-tax  performance  of the  Fund  measured  from  the  Fund's inception.  That factor is not based on a  particular  benchmark,  however,  and therefore benchmark disclosure has not been added.

     Please confirm that the Fund is not an interval fund under Rule 23c-3 under the investment Company Act.

     The Fund is not an  interval  fund under Rule  23c-3  under the  Investment
Company Act.

     Please  confirm that a fidelity  bond covering the Fund has been filed with the Commission.

     This is to confirm that a joint  fidelity  bond  covering the Fund has been filed with the SEC (via EDGAR) pursuant to 1940 Act Rule 17g-1(g).

     Include the required "Tandy"  acknowledgement  in your letter responding to these comments.

     We acknowledge  that the Fund is responsible  for the adequacy and accuracy of the  disclosure  in the filing;  staff  comments or changes to  disclosure in response to staff comments in the filing  reviewed by the staff do not foreclose the Commission  from taking any action with respect to the filing;  and the Fund may not assert staff  comments as a defense in any  proceeding  initiated by the
Commission or any person under the federal securities laws of the United States.

     Please direct any questions you may have regarding the Fund's  Registration
Statement  filings  or this  letter  to the  undersigned  or to  Nancy  S.  Vann
(212-323-5089). Thank you.

                                                     Sincerely,

                                                     /s/ Mitchell J. Lindauer
                                                     Mitchell J. Lindauer
                                                     Vice President &
                                                     Assistant General Counsel
                                                     212-323-0254
                                                     Fax: 212-323-4070
                                                     mlindauer@oppenheimerfunds.com

cc:      Lisa I. Bloomberg, Esq.
         Phillip S. Gillespie, Esq.
         Nancy S. Vann, Esq.
         Robert G. Zack, Esq.